UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2013

Commission File Number: 001-35678

FLEETMATICS GROUP PLC

(Translation of registrant’s name into English)

Fleetmatics Group PLC

Block C, Cookstown Court

Belgard Road

Tallaght

Dublin 24

Ireland

(Address of principal executive offices)

FleetMatics USA Group Holdings, Inc.

1100 Winter Street

Waltham, MA 02451

(Address of agent for service)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On November 26, 2013, Fleetmatics Group PLC (the “Company”) appointed Vincent De Palma to the Board of Directors of the Company (the “Board”).

This report contains a copy of Fleetmatics Group PLC’s press release announcing Mr. De Palma’s appointment to the Board.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Fleetmatics Press Release “Fleetmatics Group Appoints Shred-it President and CEO, Vincent De Palma, to its Board of Directors”.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FLEETMATICS GROUP PLC

Date: December 2, 2013	By:	/s/ Stephen Lifshatz
	Name: Title:	Stephen Lifshatz Chief Financial Officer Chief Accounting Officer (Principal Financial Officer and Principal Accounting Officer)